Item 77I Government & Agency Securities Portfolio and Tax-Exempt Portfolio (each a series of Cash
Account Trust) (the "Fund")

As a result of money market reforms adopted by the SEC in July 2014, effective October 14, 2016 Tax-
Exempt Portfolio of Cash Account Trust ("Tax-Exempt
Portfolio") seeks to qualify as a retail money market fund under the reforms and implements policies and procedures designed to limit beneficial ownership of fund shares to natural persons. As a retail money market fund, only accounts owned by natural persons are permitted to retain shares in Tax-Exempt Portfolio.
Tax-Exempt Portfolio continues to seek to maintain a $1.00 stable net asset value per share ("NAV").
(Although Tax-Exempt Portfolio seeks to maintain a $1.00 NAV, there is no guarantee that it will be able to do so, and if the NAV falls below $1.00 you will lose money.) In addition, effective October 14, 2016, Tax-
Exempt Portfolio has policies and procedures reasonably designed to ensure that the Tax-Exempt
Portfolio will be able to impose liquidity fees and/or redemption gates. For more information, please refer to the Fund's prospectus.

The following changes will take effect on February 15, 2017:

Current Fund Name
New Fund Name
(Effective on February
15, 2017)
Government & Agency
Securities Portfolio
Deutsche Government
& Agency Securities
Portfolio
Tax-Exempt Portfolio
Deutsche Tax-Exempt
Portfolio